The Gabelli Equity Income Fund

One Corporate Center

Rye, New York 10580-1422

September 10, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	The Gabelli Equity Income Fund, a series of Gabelli
Equity Series Funds, Inc. (File No. 811-06367)
Request for Relief Pursuant to Rule 19b-1(e)

Ladies and Gentlemen:

Pursuant to Rule 19b-1(e) under the Investment Company Act of 1940, as amended (the “1940 Act”), Gabelli Equity Series Funds, Inc. (the “Company”), on behalf of The Gabelli Equity Income Fund, a series of the Company (the “Fund”), because of unforeseen circumstances, hereby requests authorization to make distributions with respect to its taxable year ended September 30, 2015 (the “2015 taxable year”), that otherwise would be prohibited by Rule 19b-1 promulgated under the 1940 Act; specifically, to characterize and report to shareholders as capital gain dividends the portion of certain monthly distributions the Fund has paid to its shareholders during the 2015 taxable year that exceeds its net income and short term gains (“Net Investment Income”) for that year (the “Excess Distributions”) and to make one or more additional capital gain distributions with respect to the 2015 taxable year for Federal income and excise tax purposes.

The Excess Distributions amount to approximately $78 million, which is substantially more than the amount of any one of the Fund’s monthly distributions. Therefore, in order to treat the Excess Distributions as capital gain distributions, the Fund proposes to characterize portions of its January, February, March, April, May, June, and July 2015 distributions, and all of its August 2015 distribution, as capital gain distributions. Characterizing those whole and partial distributions as capital gain distributions, paying an additional capital gain distribution in September 2015, and potentially paying one or more additional capital gain distributions prior to

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December 31, 2015 for Federal income and excise tax purposes (if deemed necessary or appropriate by the Company’s Board of Directors, or the Company’s officers acting pursuant to authority delegated by the Company’s Board of Directors), would result in the Fund making a number of capital gain distributions with respect to the 2015 taxable year in excess of that which otherwise would be permitted under Rule 19b-1(a) and (f). However, characterizing portions of its January, February, March, April, May, June, and July 2015 distributions, and all of its August 2015 distribution, as capital gain distributions would enable the Fund to avoid adverse Federal income tax results to the Fund and its shareholders arising from unforeseen circumstances, which include either causing the Fund and its shareholders to pay more income tax than necessary or forcing the Fund to make larger than commercially desirable returns of capital. As discussed in greater detail below, either of these choices could have unnecessary and potentially adverse impacts on the Fund’s shareholders and also have the potential to confuse or mislead shareholders.

Background of the Fund

The Fund is a series of the Company. The Company was incorporated on July 25, 1991 in Maryland. The Fund is a diversified open-end management investment company registered under the 1940 Act and one of three separately managed portfolios of the Company. The Fund seeks to provide a high level of total return on its assets with an emphasis on income. The Fund commenced investment operations on January 2, 1992. The Fund’s fiscal and tax year end is September 30. Gabelli Funds, LLC is the Fund’s investment adviser.

The Fund has a fixed distribution policy. Under the policy, the Fund declares and pays monthly distributions from Net Investment Income, capital gains, and paid-in capital. The Company’s Board of Directors continually evaluates the Fund’s distribution policy in light of ongoing economic and market conditions and may change the amount of the Fund’s monthly distributions. During the 2015 taxable year, the Fund’s monthly distribution has been fixed at $0.10 per share. The Fund has had a fixed monthly distribution policy since April 2003. In the Fund’s many years of experience with a fixed distribution policy, the Fund has never until this year encountered any problem with complying with Rule 19b-1.

Legal Analysis and Request for Relief

Section 19(b) of the 1940 Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the U.S. Securities and Exchange Commission (the “Commission”) may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains more often than once every

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twelve months. Rule 19b-1 under the 1940 Act provides, in essence, that no registered investment company which is a “regulated investment company” (a “RIC”), as defined in Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”), shall distribute more than one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code (“Primary Distribution”), with respect to any one taxable year of the company other than (i) one additional capital gain dividend made in whole or in part to avoid excise tax under Section 4982 of the Code pursuant to Rule 19b-1(f) under the 1940 Act (“Excise Tax Avoidance Distribution”), (ii) one supplemental capital gain dividend pursuant to Section 855 of the Code not in excess of 10% of the total amount distributed for that year pursuant to Rule 19b-1(a) under the 1940 Act, and (iii) one or more additional distributions made pursuant to requests granted under Rule 19b-1(e) under the 1940 Act.

The legislative history of Section 19(b) of the 1940 Act and the administrative history of Rule 19b-1 promulgated thereunder indicate that the limits placed on capital gains distributions were intended to prevent investors from confusing these distributions with income distributions and to prevent certain abusive practices.1 One such practice, discussed in a Commission report to Congress, was where an investment company sold portfolio securities primarily to realize a predetermined amount of gain, without consideration of whether the growth potential of the investment had been fully realized or whether the sale was consistent with the stated investment objectives of the company.2 Further, the report indicated that dealers had on occasion relied on capital gains distributions to make an investment company seem more attractive to investors by encouraging the purchase of such company’s shares in anticipation of these distributions without disclosing all the facts relating to such purchases.3 The report also reflected concern that frequent distributions of long-term capital gains would increase administrative expenses.4

[1]	See Distribution of Long-Term Capital Gains by Registered Investment Companies, 1940 Act Rel. No. 15771 (Jun. 5, 1987) (citing S. Rep. No. 184, 91st Cong., 1st Sess. 29 (1969); “Public Policy Implications of Investment Company Growth,” Report of the Securities and Exchange Commission, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 191-95 (1966) (“Policy Implications Report”)).
[2]	Id. (citing Policy Implications Report, at 192).
[3]	Id. at n.8 (“For example, since the purchase price of the shares would reflect the expected dividend distribution, an investor who bought before the record date would (i) lose the portion of sales load attributable to the distribution and (ii) pay taxes on the distribution even though it constituted an immediate partial refund of the money just invested. These facts were often not disclosed to the investor.”).
[4]	Id. (citing Policy Implications Report, at 195; 1940 Act Rel. No. 6735 (Oct. 6, 1971)).

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The Fund’s proposal is entirely consistent with the policy goals of avoiding these types of abuses. The Fund’s policy of paying a fixed monthly distribution is long-standing and has not been manipulated in an effort to realize gains and “sell the dividend.” Quite to the contrary, over the course of the 2015 taxable year the Fund has not suggested that shareholders are receiving, or should expect to receive, large capital gain distributions at all.

A request may be made under Rule 19b-1(e) if a registered investment company, because of unforeseen circumstances in a particular taxable year, proposes to make a distribution which would be prohibited by the provisions of Rule 19b-1. The request must “set forth the pertinent facts and explain the circumstances which the company believes justify such distribution.”

The Fund is a RIC and has accumulated a large unrealized appreciation position resulting from several years of strong portfolio performance, and this large unrealized appreciation position has combined with an unforeseen level of net redemptions to create an unexpected circumstance that forced the Fund to sell portfolio securities and realize much more capital gain than anticipated.

The Fund’s strong portfolio performance over the course of the past several years has resulted in the Fund’s net unrealized appreciation more than doubling from $515,721,742 as of September 30, 2012 to $1,130,962,571 as of March 31, 2015. In particular, as of March 31, 2015 the Fund’s net unrealized appreciation was comprised of $1,180,140,921 in gross unrealized appreciation and only $49,178,350 in gross unrealized depreciation. Thus, in order to fund the substantial and unforeseen net redemptions described below, the Fund has been forced to sell appreciated portfolio securities and realize a substantial amount of net long-term capital gains which currently amounts to approximately $163 million (as such amount may be increased by additional realizations of net long-term capital gains with respect to the 2015 taxable year, the “Realized LTCG”).5

The Fund has also experienced substantial net redemptions over the course of the 2015 taxable year. These net redemptions through August 31, 2015 have amounted to approximately 17% of the Fund’s net assets as of September 30, 2014 and have reduced its net assets from approximately $2.8 billion to approximately $2.3 billion. These redemptions spiked during the Fund’s second fiscal quarter, continued at an elevated level during the Fund’s third fiscal quarter and have continued through the Fund’s fourth fiscal quarter, which is ongoing. During the

[5]

The Fund notes that it distributed, in December 2014, approximately $3 million of long-term capital gain realized in October 2014 to avoid excise tax under Section 4982 of the Code with respect to the Fund’s 2014 taxable year.

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Fund’s first fiscal quarter, net redemptions6 amounted to approximately $87.5 million before more than doubling to approximately $204 million in the Fund’s second fiscal quarter, and continuing at a level of approximately $123 million in the Fund’s third fiscal quarter. As of August 31, 2015, net redemptions amounted to approximately $478 million. Normally, such large redemptions would be expected to be accompanied by poor absolute performance, thus the Fund would not have expected such large redemptions without having larger unrealized depreciation.

The Fund’s experience with net redemptions during the 2015 taxable year has deviated substantially from the Fund’s recent subscription (excluding dividend reinvestments) and redemption activity. In the Fund’s fiscal years ended September 30, 2014, 2013 and 2012, the Fund had net subscriptions/(redemptions) of approximately $(71 million), $(133 million) and $22 million, respectively. Additionally, for every fiscal year from 2005 through 2011, the Fund had net subscriptions ranging from approximately $16 million to approximately $330 million. As noted above, through August 31, 2015, the Fund’s net redemptions during the 2015 taxable year are approximately $478 million, which is more than three times the Fund’s highest amount of net redemptions since 2005 and more than all net redemptions since the Fund’s fiscal year ended September 30, 2005.

The Fund believes that its net redemption activity during its first fiscal quarter was not out of the ordinary and, at that time, the Fund believed that it would be able to manage gains by taking losses in securities the Fund would be interested in selling. The Fund’s redemption activity, however, accelerated in an unforeseen manner in the Fund’s second fiscal quarter, and the unforeseen continuation of redemptions throughout the remainder of the 2015 taxable year, together with the Fund’s very low level of unrealized depreciation, has forced the Fund to realize more long-term capital gains than anticipated at a later point in the Fund’s fiscal year than anticipated. These unforeseen circumstances have left the Fund with options that, in the absence of the requested relief, would result in undesirable consequences for the Fund’s shareholders.

As of August 28, 2015, the Fund had distributed approximately $100 million with respect to the 2015 taxable year. Approximately $22 million of these distributions represent Net Investment Income and, absent relief, approximately $78 million of these distributions would need to be characterized as returns of capital and the Fund would need to use the Primary Distribution and the Excise Tax Avoidance Distribution to distribute the Fund’s Realized LTCGs, which currently amount to approximately $163 million.7

[6]	All references to net redemptions in this application exclude the effect of shares issued as a result of dividend reinvestments.
[7]	All of the numbers in this application relating to amounts distributed, the characterization thereof, net capital gains and the amount of distributions that would be needed to eliminate the Fund’s Federal income and excise tax liability on net capital gains are estimates and ignore, for simplicity’s sake, the potential effect of “equalization” in respect of redemptions and the distribution of long-term capital gain realized in October 2014 to avoid excise tax under Section 4982 of the Code with respect to the Fund’s 2014 taxable year. See supra, note 5.

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Absent relief, the most likely course of action for the Fund to remain in compliance with Rule 19b-1 and to not be subject to Federal income tax on retained net capital gains would be, because the Code generally requires return of capital to be deemed distributed ratably over all distributions for the year,8 to distribute, in addition to the distributions of approximately $100 million already made with respect to the 2015 taxable year, much more than the Realized LTCGs realized as a result of ordinary investment activity and to fund net redemptions.9 This would result in the Fund being treated as having made a large and unnecessary return of capital distribution for the 2015 taxable year well in excess of the Excess Distributions (in excess of $100 million, based on currently available information). This result, which would arise solely because of Rule 19b-1, would have at least three undesirable consequences for Fund shareholders.

1.	In order to fund these required distributions, the Fund would need to raise an additional amount of cash at least equal to, and likely in

[8]	To demonstrate the effect of this rule, ignoring a special tax rule for non-calendar-year RICs, which would allocate as much “earnings & profits” as possible to any distributions that were made pre-Jan. 1, 2015, which could further exacerbate the situation, if, for example, the Fund were to have “earnings & profits” for its 2015 fiscal year of $185 million, net capital gains of $163 million, ordinary investment company income of $22 million and has made $100 million of distributions thus far for the year, then to be treated as having distributed 100% of the net capital gain for 2015, the Fund would need to declare a further distribution in September of $188.43 million, i.e., (188.43/(100+188.43))*185 = 163.
[9]

The other, next likely alternative is also highly unattractive. If for its 2015 taxable year, the Fund distributed merely its remaining earnings and profits (currently amounting to approximately $85 million) and reported all of that to the shareholders as capital gains, all of the remaining distributions for the year would be taxable to shareholders as ordinary income and the Fund would have to pay income tax as a corporation on the amount equal to the Excess Distributions, i.e., the net capital gains that would be treated under the Code as undistributed. Given that the maximum Federal rate to individual shareholders on ordinary income dividends is 39.6% as opposed to the 20% rate on capital gains dividends, and that the Fund’s Federal income tax rate on retained net capital gain is 35%, the degree to which this result would be undesirable and unpopular is very clear. Moreover, there would also likely be additional adverse state (and in some cases, local) income tax consequences to the Fund and its shareholders.

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excess of, the Excess Distributions.[10] This would only serve to exacerbate the Fund’s existing, unfortunate situation by likely causing the Fund (due to its large unrealized appreciation position) to realize yet additional long-term capital gains that would have to be distributed in order to avoid incurring Federal income tax on retained net capital gains. This would also likely exacerbate the adverse effect of the Code’s treatment of returns of capital described in note 8. The Fund believes that it would not be in the best interests of shareholders to be forced to sell portfolio securities, incur transaction expenses, and exacerbate these adverse effects, particularly in view of the fact that the cash raised to fund these distributions would be, for book and economic purposes, returns of capital and are only necessary as a result of the application of Rule 19b-1.

2.	Many of the Fund’s shareholders participate in the Fund’s dividend reinvestment program, either directly or through a broker. It makes little sense from a shareholder’s perspective to be distributed excess cash that would simply be reinvested in the Fund, particularly when the only reason for such a distribution to occur is the interaction of the requirements of Rule 19b-1 with the unexpected circumstances described above. Moreover, from a reinvesting shareholder’s perspective receiving excessive returns of capital complicates his or her tax accounting because the reduction in basis due to the return of capital has to be recorded and then the increase in basis resulting from the reinvestment has to be further tracked. On the whole, such a shareholder would rather have to make no basis adjustment than be forced to make a negative one followed by an offsetting positive one.

3.	Making such a large return of capital distribution in the context of the Fund’s large gain position and fixed distribution policy would be potentially confusing and misleading to shareholders. Shareholders expect a $0.10 per month distribution from the Fund and, to the extent shareholders receive in excess of that amount, shareholders are likely to assume the excess results from capital gains distributions that the Fund would make to avoid incurring Federal income and excise taxes. Here, if the Fund were forced to distribute the Realized LTCGs without offsetting the Excess Distributions, shareholders could be confused as to why the Fund returned a large amount of capital given its large gain position and could be misled about the nature of the

[10]	See supra, note 8.

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distribution comprising the Realized LTCGs since at least nearly half of it, i.e., the amount equal to the Excess Distributions, would economically be a return of capital for shareholders. This effect – returning capital when shareholders would expect gain – would produce exactly the type of confusion that Rule 19b-1 was designed to avoid.

The Fund therefore believes that the more appropriate course of action, in view of these unforeseen circumstances, is to characterize (and to report for income tax purposes) the Excess Distributions as long-term capital gain distributions, rather than as ordinary income or as returns of capital, and to utilize one or more additional long-term capital gain distributions to distribute an amount equal to the Realized LTCGs less the Excess Distributions (which currently would amount to approximately $85 million).

Justification for the Requested Relief

The Fund believes that the relief sought herein is consistent with the intent and purpose of Section 19 of the 1940 Act and Rule 19b-1 thereunder. There should be no significant administrative costs associated with the recharacterization of the Excess Distributions. Additionally, as reflected above, none of the abuses underlying the enactment of Section 19(b) and the adoption of Rule 19b-1 are present here. The Fund has not realized the gains at issue here to “sell its dividend” and over the course of the 2015 taxable year the Fund has not suggested that shareholders are receiving large capital gain distributions at all. The Fund’s monthly distribution amounts have remained fixed and no effort has been made to increase the Fund’s regular distributions through the realization of capital gains that could confuse shareholders and increase the Fund’s yield in an unsustainable manner. Moreover, as described above, the economic return of capital that would result absent relief would produce exactly the type of confusion that Rule 19b-1 was designed to avoid.

The Fund also notes that the requested relief does not implicate another principal concern leading to the enactment of Section 19(b) and the adoption of Rule 19b-1. That concern was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income. In the instant situation, however, there is little or no risk of any such confusion. The recharacterized Excess Distributions, as well as the distributions comprising the Realized LTCGs for the 2015 taxable year, will be fully described to shareholders.

As required by Rule 19a-1 under the 1940 Act, a statement showing the anticipated source or sources of the distribution would accompany the Realized LTCG distribution (or the confirmation of the reinvestment thereof under the Fund’s

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dividend reinvestment plan), and did (if applicable) accompany the Fund’s 2015 taxable year distributions already made (or the confirmation of the reinvestment thereof under the Fund’s dividend reinvestment plan). Such statements accompanying the Fund’s 2015 taxable year distributions already made indicated the portion of the distribution that was not anticipated to come from Net Investment Income. In addition, each Fund shareholder who is subject to U.S. Federal income taxation and who received distributions from the Fund (including shareholders who have sold shares during the year) will receive a Form 1099-DIV report that identifies the amount and character, i.e., tax exempt dividend, ordinary dividend, “qualified dividend,” capital gain dividend, or “nontaxable distribution” (that is, return of capital), of each distribution made by the Fund to the shareholder during the calendar year 2015.

Accordingly, the Fund believes that its shareholders will be provided sufficient information to understand the source of the Fund’s distributions for its 2015 taxable year and that these distributions did not, or will not, wholly represent dividend yield or return on investment.

Rule 19b-1(e) provides that if a registered investment company because of unforeseen circumstances in a particular taxable year proposes to make a distribution, which would be prohibited by the provisions of Rule 19b-1, it may file a request with the Commission for authorization to make such a distribution. The Fund submits that the combination of its (i) large gross unrealized appreciation position relative to its small gross unrealized depreciation position in the 2015 taxable year, (ii) unexpected and accelerating net redemptions over the course of the 2015 taxable year and (iii) resulting need to sell appreciated portfolio securities to raise cash to fund these unexpected redemptions, and in so doing realizing long-term capital gains in a larger amount and at a later point in its fiscal year than anticipated, are among the types of “unforeseen circumstances” contemplated by Rule 19b-1(e).

***

The Fund understands that, pursuant to Rule 19b-1(e), this request will be deemed granted unless, within 15 days after the date hereof, the request is denied by the Commission.

All actions necessary to authorize the execution and filing of this request under the articles of incorporation and bylaws of the Company have been taken, and the person signing and filing this request is authorized to do so on behalf of the Company.

The verification required by Rule 0-2 is attached hereto as Appendix A.

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If you have any questions regarding this request, please do not hesitate to contact Richard T. Prins, Esq. at Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York 10036, telephone number (212) 735-2790, or Kenneth E. Burdon, Esq. at Skadden, Arps, Slate, Meagher & Flom LLP, 500 Boylston Street, Boston, Massachusetts 02116, telephone number (617) 573-4836, each counsel to the Fund.

Respectfully Submitted,

GABELLI EQUITY SERIES FUNDS, INC.

By:	/s/ Bruce N. Alpert
Name: Bruce N. Alpert
Title: President

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September 10, 2015

Appendix A

Verification

The undersigned states that he or she has duly executed the attached requested pursuant to Rule 19b-1(e) under the Investment Company Act of 1940 dated September 10, 2015 for and on behalf of Gabelli Equity Series Funds, Inc., a Maryland corporation; that he or she is President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Bruce N. Alpert
Name: Bruce N. Alpert
Title: President